THE YORK WATER COMPANY

2023 Annual Report



Growth & Resilience IN DROUGHT

Lake Williams Dam construction site circa 1911.
Inset photo: Footprint in original concrete core.



FOOTPRINTS

As a company serving our neighbors for 207 years, we have learned to honor and respect our past. During the Lake Williams demolition, the concrete core wall, which was over 100 years old, was found structurally sound and now serves as the core structure of the restored dam. That was a gift.

Yet another gift – footprints left from the original construction. These were found on the original concrete core wall, an inadvertent homage to the original builders of the Lake Williams Dam.

We honor and thank those who created our dam from 1911-1912 and those who worked to create the new structure that we have today.

Footprint left for posterity in 2023.

Cover Photo: The day breaking over The York Water Company's Lake Redman on a brisk September morning.



JT Hand

Dear Shareholders,

2023 will be remembered as a year of impressive growth and steadfast resilience. Growth is reflected in the Company's record revenue, record capital placement, record earnings, and record complement of employees. Our resilience can be assessed through our collective resolve and response as we've been tested through environmental, operational, financial, and human challenges.

Footprints enshrined in concrete in 1912, unearthed and discovered in 2023, certainly created a moment for corporate reflection. We follow in the footsteps of those who set our course and upon whose shoulders we stand. As was our predecessors', our generational investment at our Lake Williams Dam bears testament to our strategy to expand our Company's superior value proposition financially, operationally, and geographically. For York Water's first 190 years, our Company proudly served the residents and municipalities of York County, Pennsylvania until early in our 191st year when we acquired the water system of the Borough of Abottstown, Adams County, marking our westward expansion. In the Company's 205th year, we began wastewater and then water service further west in Franklin County, and in 2023, our 207th year, we acquired the water and wastewater assets of the Conewago Industrial Park, crossing the Susquehanna River and serving eastward into Lancaster County. The Company now serves almost 78,000 customers and a population of over 202,000 across the fastest-growing region in the state.

In 2023, our Company, *An Icon of York*, whose threads are woven in a tapestry spanning 207 years of service to our customers and communities, was resilient despite Mother Nature's diabolic sense of humor. After nearly 18 months of managing water resources to protect the Lake Williams Dam construction site and keeping a buffer in our upstream Lake Redman Reservoir, 2.67" of rain fell in five days to close out April 2023. With the construction site in jeopardy of flooding, the Company opened valves, diverted flow, reinforced buffers, and weathered the storm. And, then, Mother Nature chuckled, and put our strategy of redundant and resilient utility infrastructure to the test. She turned off the faucet and plunged York County into drought. With a mere 0.33" of rain in the month of May 2023, Lake Williams empty, a deficit of 15" of rain, mandatory water conservation measures in place, and the fourth consecutive day with a high temperature above 90°, on September 6, 2023, the Company turned on the redundant Susquehanna River Pumping Station (SRPS) and transported 1.8 million gallons of water from the Susquehanna River to Lake Redman and the East Branch, Codorus Creek. Completed in 2004, this was the first time the Company needed to engage the pumps and 15-mile transmission pipeline for the purpose of drought response. Within a few days, the SRPS was moving nearly 12 million gallons per day to support our customer demand.

"During 2004, the Company made a massive commitment to strategically position itself to continue to meet our current and future customers' water supply requirements. The Company constructed and installed an intake, pumping station and 15-mile transmission pipeline to connect the Susquehanna River to the Company's Lake Redman Impounding Reservoir. All of our customers face a more secure future because of this project."

– Jeffrey S. Osman, President and Chief Executive Officer, The York Water Company Annual Report, 2004

How prescient were the officers and directors of the Company who envisioned this condition, secured the capital, and strengthened the Company's defense against drought, nearly twenty years before. With improving precipitation trends and colder temperatures, along with near-substantial completion of the Lake Williams Dam improvements, at midnight, December 18, 2023, the Company lifted its mandatory nonessential water use restriction.

Resilience can take many forms, requiring strength of purpose and resolve, and in 2023, our Company's leadership was tested at the highest level. Our board chair, Cindy Dotzel, who had secured the Chair's gavel on May 1, 2021, and served as York Water's first female board chair until May 1, 2023, passed away on July 27, 2023. She battled disease with the fortitude of a warrior, was courageous, determined, and undaunted in her journey to find healing. We mourn her loss. With a heavy heart, the singular interests of the Company in mind, and the confidence of his board, Past Chair George Hodges graciously secured the gavel and resumed his duties, and we gratefully acknowledge his leadership, his acumen, and unwavering dedication to serve our Company.

We are grateful to our shareholders for their trust and confidence in our Nation's Oldest Investor-Owned Utility.

President and Chief Executive Officer



South Branch Codorus Creek at Brillhart Pumping Station, summer 2023.

Growth and Resilience in Drought

2023 was a year of drought for The York Water Company and our community. The dry patterns carried over from 2022, but did not jeopardize supply until late summer 2023. The drought, combined with one of two reservoirs in dry condition due to the multi-year Lake Williams Dam Project, could have impacted our community very differently had it not been for the redundancy planning within our system 20 years ago and the dedicated employees we have today who worked 24/7 to keep the water flowing.

Both voluntary and mandatory water use restrictions were triggered from early September through early December. In early September, the water level in the single available York Water reservoir, Lake Redman, had dropped swiftly due to high customer demand, rapid evaporation, and almost no precipitation for over two months. The conditions resulted in Lake Redman's water level being down by as much as 7.5 feet, or 529 million gallons of water. This is when the resiliency of The York Water Company's engineered infrastructure took center stage. Timely, responsive actions under The York Water Drought Contingency Plan, including initiating pumping water from the Susquehanna River into our supply reservoir, receiving temporary and limited relief from the PA DEP, and the efforts of our customers to conserve, all contributed to the retention of sufficient supply day-to-day. By mid-December, the watershed received enough rainfall to fill the Lake Redman reservoir once again, and we were able to lift the mandatory use restrictions.

Company capital investment continued its growth trajectory in 2023 through full execution of the capital budget. Overall, the investment York Water made in capital projects in 2023 exceeded $64M and included important enhancements throughout our system to support redundant, resilient, and generational expansion. Projects included water main rehabilitation and extensions, booster station expansions, the installation of standpipe mixers, and the near completion of the Lake Williams Dam Rehabilitation Project. In addition, throughout 2023, nearly 97,000 feet of water and wastewater mains were replaced or extended.

In 2023, York Water expanded geographically by crossing the Susquehanna River into thriving Lancaster County with the acquisition of the Conewago Industrial Park water and wastewater systems. Our first customers east of the Susquehanna River is a significant milestone in York Water's 207-year history and will present even more future opportunity.

The York Water Company Team

The York Water Company is filled with a remarkable group of people who ensure that our customers have water flowing to their homes and businesses every single day of the year.

This team of people brings to York Water diverse educational, cultural, and societal backgrounds and experiences that allow us to provide the best possible service to our customers. In 2023, we welcomed 27 new employees, some in newly created positions, as we continued to expand our internal capability. In addition to adding new positions, we also continued our commitment to train and develop our team so that they can grow professionally and continue to contribute in meaningful ways towards the future success of The York Water Company.

Below are just a few of the highlights that illustrate the remarkable nature of the team that makes up The York Water Company.

York Water Team Highlights



Over **20**% of York Water employees self-identify as non-white



27 new employees joined York Water in 2023



11 New positions created in 2023

1 Retiree in 2023

Educational Investments Made in 2023



Nearly **$50,000** tuition reimbursement and educational seminar investments made in York Water employees



2 EMPLOYEES completed Project Management Professional (PMP) training



President JT Hand personally thanks Larry "Rusty" Harbold for his years of service.

Retirees

27 Years of Service

The employees of The York Water Company are loyal, and Larry "Rusty" Harbold exemplified this every day of his career at The York Water Company. Following 27 years with The York Water Company, we are a better company because of Rusty's continued commitment. Rusty worked as a Laborer, Utilityman, and most recently as a Roving Utilityman. This role is one of the most forward-facing positions with our community. The work that Rusty completed was never the same from one day to the next, but he always worked to make sure our customers had the water they depended upon as quickly as possible. Rusty, thank you for your work. May you have many years of rest and relaxation throughout your retirement.

Investments and Acquisitions



The rehabilitated Lake Williams Dam features a labyrinth weir and spillway. Once full, the reservoir will include 'turtle island' and aquatic habitat features.

Investments

Lake Williams Dam Rehabilitation Project

The York Water Company continued the Lake Williams Dam Rehabilitation Project and submitted the permit application in late 2023 to allow us to begin refilling the reservoir. This $40M+ investment to rebuild and enhance the Lake Williams Dam structure with state-of-the-art engineering technology and design will meet the needs of and protect our community and customers for the next 100-plus years. York Water is proud to have worked with a number of locally-based partners on this significant civil engineering project, utilizing local designers, project management, and contractors. We anticipate completing the refill process by summer of 2024, weather permitting.

York Water's Growth Continues

1816

The York Water Company founded in York County

1912

Lake Williams Dam completed

Investments and Acquisitions

Preparing for Amblebrook's Success

2023 included a number of investment projects within York Water's Amblebrook system. The luxury 55-plus community outside of Gettysburg has been under construction since 2019 and has been experiencing tremendous growth. The successful selling and building of homes in the community has resulted in The York Water Company's investments to ensure the water and wastewater systems are in place to support the rate of construction and occupancy in this 2,000-unit community. Projects at Amblebrook included constructing a third water supply well. The well was 90% complete by the end of 2023. A second significant project was the expansion of the wastewater treatment facility, with approximately 70% completed before the end of 2023.

Roxbury Dam Assessment

The 2022 acquisition of the water and wastewater systems within the Letterkenny Industrial Development Authority and Franklin County General Authority included a surface water supply reservoir, dam, conveyance treatment facility, and distribution assets, as well as wastewater collection and treatment facility assets. This year, York Water has made numerous investments to enhance the facilities, as well as perform a water allocation assessment of the Conodoguinet Creek. This assessment, which was submitted in July 2023, is essential to ensuring an adequate water supply for the current and future needs of our customers.


Roxbury Reservoir

A New Look at yorkwater.com

In 2023, York Water launched a new website for all to see at yorkwater.com. With the goal of offering the best tool for customers and investors, the team set to work to provide a new, more modern and sleek design to improve the overall user experience. This year-long project required a significant investment in personnel time across the Company. Customers can find several new features online, including easier navigation, an online customer education center, a community involvement blog, and an outage map to easily determine if a main break or other emergency may impact water service near their home in real time.

Acquisitions

York Water Moves East Across the Susquehanna River

On October 12, 2023, York Water acquired the Conewago Industrial Park water supply system and wastewater system, its first two systems in Lancaster County. This is a significant milestone acquisition as our first venture across the Susquehanna River in our 207-year history. Since 2007, York Water has been expanding beyond York County: first into our Adams County neighbor, and then we made significant acquisitions in Franklin County in 2021 and 2022. This Lancaster opportunity was a logical next step for York Water to provide service in an area needing reliable and superior service.

The Conewago Industrial Park includes a water source, potable treatment and distribution system, as well as a wastewater collection system and treatment facility. The systems serve a variety of industrial and logistics customers in the rather active and well-located park. York Water is excited to provide these essential services to the members of the business community in Lancaster County.



1967	2007	2016	2021	2023
Lake Redman Dam completed	Expansion into Adams County	200th Anniversary	Expansion into Franklin County	Expansion into Lancaster County

Environmental and Community Stewardship

As a public water and wastewater utility, The York Water Company plays an essential role in the lives and environment where our customers live, work, and play. We endeavor to be positive environmental and community stewards today and for generations to come. Although our stewardship is woven into all of our work every day, below is a sampling of some conscious actions taken in 2023 to support our environment and our community in an environmentally sound and responsible way.

Source Water Protection

York Water's Grantley Road plant Source Water Protection Plan (SWPP) has taken flight with the participation of external stakeholders and internal staff on our SWPP Committee. In 2023, we were able to fully implement the state-approved Plan, creating objective goals that will expand local awareness of our source water resources, enable heightened protection of our water resources, and lay the necessary foundation for future actions to create a robust program for all of our sources. Please visit our website, yorkwater.com, to see what we are doing and how you may also help us protect our community water sources.

Environmental Gains

Other opportunities York Water has taken to reduce our environmental impact in 2023 are included in the list below.

- Planted 30 trees across our property portfolio and planted an additional 200 trees at the Lake Williams Dam site as we begin our work toward ultimate reforestation.
- Initiated support for a multi-year study by York College which will focus on the turtle population(s) within our York County Reservoirs.
- Reduced energy use by utilizing natural light at new booster station(s).
- Reduced energy use and improved hydraulic efficiency by revising the design of main replacements throughout our system.
- Reduced water consumption when flushing by altering our main flushing protocols.
- Reduced energy use by replacing booster pumps and other equipment with higher efficiency motors and variable frequency drives.

Community Stewardship through Giving

Customer Assistance
York Water offers a variety of water bill payment programs to help our customers who are in need of financial support. These programs include payment agreements, The York Water Company-funded Customer Assistance Program (CAP), and York Water Cares (CARES). We also participated in state and federal government-funded programs such as The Pennsylvania Homeowner Assistance Fund (PAHAF) and Low-Income Household Water Assistance Program (LIHWAP).

In 2023, over 460 York Water customers received financial support to pay their water bills. Through the resources of the available assistance programs, these customers were able to access over $134,400.

Educational Improvement Tax Credit (EITC) Program
The York Water Company was pleased to donate $124,000 to local non-profit organizations through the state's annual Educational Improvement Tax Credit (EITC) program. All of the local organizations supported through this program are either EITC organizations and/or are eligible pre-kindergarten scholarship organizations.

Capital Campaigns
York Water consistently provides support to non-profit community organizations through capital campaign pledges. In 2023, we pledged significant support in five campaigns that will improve our community in meaningful ways.

Community Engagement

Engagement Snapshot

The York Water Company is committed to being fully engaged in our communities. Here's a snapshot of the year:



• York Water gave numerous educational tours of various York Water facilities this year, including our Lake Williams Dam Project construction site with engineering groups, local officials, York College's Civil Engineering program, an Environmental Science high school class, and Crispus Attucks' Codorus Creek Summer Enrichment Program. Other tours included students from the Thaddeus Stevens College of Technology, Commonwealth Charter Academy, and the Girl Scouts.

Girl Scouts gather for a tour at the Filter Plant.

• York Water continued our support for the beautification of York City through the sponsorship of The Garden Club of York's annual hanging baskets and containers project throughout the City of York. This year, the company paid for two hanging baskets, installed a dedicated tap, and donated all water needed for watering these beautiful containers from May through October. The Garden Club was able to significantly reduce its costs through the York Water donations. Creating positive and attractive urban features has a measurable positive effect on health and well-being. Thank you to The Garden Club of York volunteers for committing to this important project.

• The York Water Company was instrumental in ensuring that our community history is preserved by sponsoring and supporting the annual Christmas Eve Steam Whistle Concert now at Metso Corporation on Arch Street. Since 1955, at 12:15 a.m. on Christmas Day, residents within 5-10 miles can hear 15-20 minutes of Christmas carols played on the loudest musical instrument, a factory steam whistle. The earliest concert on record happened in 1925.

• Buy Fresh, Buy Local's Farm to City Dinner on Beaver Street was again a great success, raising money for local farms and growers in our area. York Water was proud to sponsor the event with a number of other community organizations.

• The York Water Company personnel were up before dawn many weekends in 2023 setting up for over a dozen races, from 5Ks to the York Marathon to the Thanksgiving Turkey Trot, which hosted more than 4,000 runners this year. Well-attended races were plentiful and raised significant funds for many community non-profits.

• York Water created a course that qualified for PA DEP certified operator training which centered around the Lake Williams Dam Project. York Water personnel presented this session at both the 33rd Annual Water Works Operator's Association Trade Show in April and at the Water Works Operator's Association of Pennsylvania Conference in the fall.

• The York Water Company provided water and education to scouts and their participating families about source water protection at the Boy Scouts of America's Wizard Safari in September.



Congressman Lloyd Smucker tours Lake Williams Dam, the largest infrastructure project in York County.



One of many hanging baskets created by The Garden Club of York.



York Water volunteers keeping runners well hydrated.

Water and Wastewater Chartered Territory

Today, The York Water Company provides water and wastewater services to over 210,000 people in 55 communities and visitors in York, Franklin, Adams, and Lancaster Counties.

YORK COUNTY


Chartered Water Territory
Chartered Wastewater Territory
Chartered Water & Wastewater Territories
N
FAIRVIEW
MONAGHAN
NEWBERRY
CARROLL
WARRINGTON
YORK HAVEN
CONEWAGO
FRANKLIN
MOUNT WOLF
EAST MANCHESTER
HELLAM
WASHINGTON
MANCHESTER
SPRINGETTSBURY
Felton Wastewater
DOVER
EAST PROSPECT
WEST YORK
NORTH YORK
WINDSOR
Country View Manor
PARADISE
WEST MANCHESTER
YORK
JACKSON
NEW SALEM
JACOBUS
SPRING GROVE
SEVEN VALLEYS
LOGANVILLE
CHANCEFORD
NORTH CODORUS
SPRINGFIELD
LOWER CHANCEFORD
HEIDELBERG
NORTH HOPEWELL
HANOVER
JEFFERSON
EAST HOPEWELL
GLEN ROCK
PENN
CODORUS
SHREWSBURY
HOPEWELL
STEWARTSTOWN
FAWN
MANHEIM
PEACH BOTTOM
WEST MANHEIM

FRANKLIN COUNTY


FANNETT
LURGAN
Scott Water
ORRSTOWN
SHIPPENSBURG
METAL
LETTERKENNY
SOUTHAMPTON
HAMILTON
GREENE
CHAMBERSBURG
ST. THOMAS
PETERS
GUILFORD
MERCERSBURG
GREENCASTLE
MONT ALTO
QUINCY
WARREN
MONTGOMERY
ANTRIM
WAYNESBORO
WASHINGTON

ADAMS COUNTY


LATIMORE
YORK SPRINGS
BENDERSVILLE
HUNTINGTON
MENALLEN
TYRONE
READING
BIGLERVILLE
EAST BERLIN
ARENDTSVILLE
BUTLER
HAMILTON
STRABAN
FRANKLIN
ABBOTTSTOWN
NEW OXFORD
MOUNT PLEASANT
OXFORD
BERWICK
GETTYSBURG
BONNEAUVILLE
HAMILTONBAN
HIGHLAND
MCSHERRYSTOWN
FAIRFIELD
CUMBERLAND
CONEWAGO
CARROLL VALLEY
MOUNT JOY
UNION
LITTLESTOWN
LIBERTY
FREEDOM
GERMANY

County maps on pages 8 and 9 are not to scale.

Water and Wastewater Chartered Territory

LANCASTER COUNTY


WEST COCALICO
ADAMSTOWN
ELIZABETH
EAST COCALICO
CLAY
BRECKNOCK
EPHRATA
MOUNT JOY
RAPHO
WARWICK
PENN
TERRE HILL
CAERNARVON
ELIZABETHTOWN
LITITZ
AKRON
WEST EARL
EARL
EAST EARL
WEST DONEGAL
MT. JOY
MANHEIM
NEW HOLLAND
EAST DONEGAL
UPPER LEACOCK
EAST HEMPFIELD
CONOY
MARIETTA
LANCASTER
LEACOCK
SALISBURY
WEST HEMPFIELD
EAST LAMPETER
COLUMBIA
MILLERSVILLE
WEST LAMPETER
PARADISE
MANOR
CHRISTIANA
PEQUEA
STRASBURG
CONESTOGA
SADSBURY
EDEN
PROVIDENCE
BART
QUARRYVILLE
MARTIC
EAST DRUMORE
COLERAIN
DRUMORE
LITTLE BRITAIN
FULTON
Conewago Industrial Park

Proudly Serving Lancaster County

In October 2023, The York Water Company crossed the Susquehanna River to provide the Conewago Industrial Park tenants with a supply of reliable water and wastewater services. York Water is excited to have crossed the River for the first time in over 200 years and we look forward to providing portions of Lancaster County with high-quality utility services.

AN ICON OF YORK

In early 2023, the Yorktowne Hotel re-opened its doors to serve York, not only as the historical hotel that it is but also as a hub for York County artists. Through a grant from the Cultural Alliance of York County and other charitable contributions, one artist created a very special tapestry, *Icons of York*, which features York Water's downtown headquarters in the center of the piece.

Icons of York, by Phyllis Koster, features a montage of York's iconic architecture using the lens of looking out of a window at the hotel. The York Water Company is in good company with many downtown neighbors including the yellow brick Rupp building on Continental Square, the dome of the original County courthouse (now the County administrative offices), the Heidelberg Church on West Philadelphia Street, and the row homes that surround them all.

The York Water Company team is honored to have been selected to be included in this piece and to have a permanent public home at the Yorktowne Hotel.



Highlights of Our 208th Year

(In thousands of dollars, except per share amounts)

Summary of Operations

For The Year	2023	2022	2021	2020	2019
Operating revenues	$ 71,031	$ 60,061	$ 55,119	$ 53,852	$ 51,578
Operating expenses	41,500	35,578	31,723	29,421	27,792
Operating income	29,531	24,483	23,396	24,431	23,786
Interest expense	2,894	3,613	3,705	4,177	4,758
Gain on life insurance	–	–	–	515	–
Other income (expenses), net	(1,603)	(1,275)	(1,587)	(2,153)	(2,386)
Income before income taxes	25,034	19,595	18,104	18,616	16,642
Income taxes	1,277	15	1,120	2,018	2,240
Net income	$ 23,757	$ 19,580	$ $16,984	$ 16,598	$ 14,402
Per Share of Common Stock					
Book value	$ 15.43	$ 14.50	$ 11.64	$ 10.97	$ 10.31
Earnings per share:					
Basic	1.66	1.40	1.30	1.27	1.11
Diluted	1.66	1.40	1.30	1.27	1.11
Weighted average number of shares outstanding during the year:					
Basic	14,294,910	13,957,788	13,076,263	13,033,681	12,964,080
Diluted	14,295,713	13,958,915	13,077,290	13,034,520	12,966,292
Cash dividends declared per share	0.8189	0.7874	0.7571	0.7280	0.7001
Utility Plant					
Original cost, net of acquisition adjustments	$ 610,817	$ 539,963	$ 482,113	$ 434,963	$ 398,065
Construction expenditures	64,640	50,532	34,409	32,123	18,425
Other					
Total assets	$ 588,205	$ 510,595	$ 458,853	$ 406,957	$ 363,529
Long-term debt including current portion	180,007	139,465	146,369	123,573	101,035

For Management's Discussion and Analysis of Financial Condition and Results of Operations, please refer to Item 7 in the Company's Annual Report on Form 10-K.

Highlights of Our 208th Year

Financial Statistics

All of the data presented in these 2023 graphs reflect historic corporate performance. The York Water Company's record growth and record capital placement are the highlights of 2023. Growth in Net Income from $19.6 M in 2022 to $23.8 M in 2023 and strong earnings results reinforce the Company's investment and expansion strategy.

With projects like the Lake Williams Dam rehabilitation and many other facility maintenance projects and the Lancaster County acquisition, annual capital expenditures grew to $64.6 M over 2022's $50.5 M. Our capital placement in both water and wastewater continues to ensure uninterrupted service to our customers and the communities we serve.

Net Income



Capital Investments



Earnings per Share



Water & Wastewater Customers/Connections



Customer Satisfaction

Year after year, York Water provides exceptional customer experience, while maintaining affordable rates for the customers and communities we serve. At 0.01, York Water's Justified Customer Complaint Rate is far below the industry average of 0.16 per 1,000 customers.

With over 63,000 inbound calls in 2023, the Customer Service Department is actively working on ways to streamline these calls to ensure our customers reach the right team in the least amount of time. Work on this project began in 2023 and will continue with both internal departments and external vendors into 2024.

2022 Justified Complaint Rate*
Per 1,000 Customers



*Source: https://www.puc.pa.gov/media/2606/2022-ucare-final-version.pdf

Supplemental Information (Unaudited)

(In thousands of dollars, except per share amounts)

YEAR ENDED DECEMBER 31	2023	2022	2021
Selected Financial Data			
Income			
Operating Revenues	$71,031	$60,061	$55,119
Operating Expenses	$41,500	$35,578	$31,723
Operating Income	$29,531	$24,483	$23,396
Interest Expense	$2,894	$3,613	$3,705
Net Income	$23,757	$19,580	$16,984
Percent Change in Net Income Compared to Prior Year	21.3%	15.3%	2.3%
Common Stock Dividends	$11,716	$11,009	$9,909
Dividend Payout Ratio	49.3%	56.2%	58.3%
Weighted Average Common Shares Outstanding, Basic	14,294,910	13,957,788	13,076,263
Basic & Diluted Earnings Per Weighted Average Common Share	$1.66	$1.40	$1.30
Number of Common Shares Outstanding	14,332,245	14,285,584	13,112,948
ROE on Year End Common Equity	10.7%	9.5%	11.1%
Common Stock Dividends Per Share	$0.8189	$0.7874	$0.7571
Net Cash Flows From Operating Activities	$31,908	$22,018	$22,959
Balance Sheet			
Common Stockholders' Equity	$221,178	$207,183	$152,622
Long-Term Debt Including Current Maturities	$180,007	$139,465	$146,369
Total Capitalization	$401,185	$346,648	$298,991
Percent Common Stockholders' Equity	55%	60%	51%
Percent Long-Term Debt	45%	40%	49%
Net Utility Plant	$493,704	$431,205	$382,909
Operating Data			
Revenue Class			
Residential	$45,526	$39,196	$35,885
Commercial and Industrial	$20,329	$16,255	$14,892
Other	$5,176	$4,610	$4,342
Total Operating Revenues	$71,031	$60,061	$55,119
Construction Expenditures	$64,640	$50,532	$34,409
Other Operating Data			
Number of Customers	77,893	76,731	73,144
Number of Employees	130	116	110
Common Shareholders	1,824	1,890	1,933
Book Value Per Common Share	$15.43	$14.50	$11.64
Market Value at Year End	$38.62	$44.98	$49.78
Market Value to Book Value	250%	310%	428%
Price Earning Ratio	23.3	32.1	38.3

Supplemental Information (Unaudited)

(In thousands of dollars, except per share amounts)

2020	2019	2018	2017	2016	2015	2014	2013
$53,852	$51,578	$48,437	$48,589	$47,584	$47,089	$45,900	$42,383
$29,421	$27,792	$25,920	$24,896	$23,414	$23,294	$22,593	$21,217
$24,431	$23,786	$22,517	$23,693	$24,170	$23,795	$23,307	$21,166
$4,177	$4,758	$5,280	$4,484	$5,037	$4,976	$4,996	$5,267
$16,598	$14,402	$13,376	$12,974	$11,846	$12,489	$11,484	$9,654
15.2%	7.7%	3.1%	9.5%	-5.1%	8.8%	19.0%	3.8%
$9,490	$9,083	$8,690	$8,318	$8,051	$7,743	$7,443	$7,214
57.2%	63.1%	65.0%	64.1%	68.0%	62.0%	64.8%	74.7%
13,033,681	12,964,080	12,903,568	12,849,123	12,845,955	12,831,687	12,879,912	12,928,040
$1.27	$1.11	$1.04	$1.01	$0.92	$0.97	$0.89	$0.75
13,060,817	13,014,898	12,943,536	12,872,742	12,852,295	12,812,377	12,830,521	12,979,281
11.6%	10.7%	10.6%	10.9%	10.4%	11.5%	11.0%	9.3%
$0.7280	$0.7001	$0.6731	$0.6472	$0.6267	$0.6040	$0.5788	$0.5580
$20,235	$18,881	$18,372	$20,111	$19,365	$20,710	$18,766	$18,438
$143,252	$134,185	$126,195	$119,405	$114,061	$109,070	$104,563	$103,511
$123,573	$101,035	$93,358	$90,142	$84,653	$84,562	$82,312	$82,741
$266,825	$235,220	$219,553	$209,547	$198,714	$193,632	$186,875	$186,252
54%	57%	57%	57%	57%	56%	56%	56%
46%	43%	43%	43%	43%	44%	44%	44%
$343,623	$313,224	$299,157	$288,787	$270,907	$261,420	$253,194	$244,237
$35,733	$33,409	$31,281	$31,257	$30,218	$29,761	$29,165	$26,873
$14,068	$14,441	$13,578	$13,729	$13,760	$13,822	$13,267	$12,299
$4,051	$3,728	$3,578	$3,603	$3,606	$3,506	$3,468	$3,211
$53,852	$51,578	$48,437	$48,589	$47,584	$47,089	$45,900	$42,383
$32,123	$18,425	$16,882	$24,602	$13,158	$13,844	$14,139	$9,852
72,681	71,411	70,263	69,604	67,052	66,087	65,102	64,118
108	106	109	102	103	107	107	104
1,982	1,998	1,999	2,011	2,052	2,007	2,002	2,023
$10.97	$10.31	$9.75	$9.28	$8.87	$8.51	$8.15	$7.98
$46.60	$46.11	$32.06	$33.90	$38.20	$24.94	$23.21	$20.93
425%	447%	329%	365%	431%	293%	285%	262%
36.7	41.5	30.8	33.6	41.5	25.7	26.1	27.9

Board of Directors



Paul R. Bonney, Esq. [3] [4]
Director Since 2022



Douglas S. Brossman [4]
Director Since 2023



Michael W. Gang, Esq. [1]
Director Since 1996



Joseph T. Hand [1]
Director Since 2020



Jeffrey R. Hines, P.E. [1]
Director Since 2008



George W. Hodges [1]
Chair
Director Since 2000



Jody L. Keller, SPHR [4]
Director Since 2015



Erin C. McGlaughlin [3]
Director Since 2016



Steven R. Rasmussen, CPA [2]
Director Since 2011



Laura T. Wand [2]
Director Since 2023



Ernest J. Waters [2] [3]
Director Since 2007

DIRECTORS EMERITI:

James H. Cawley
George Hay Kain, III
William T. Morris
Irvin S. Naylor
Robert P. Newcomer
Thomas C. Norris
Jeffrey S. Osman

KEY: (1) Executive Committee (2) Audit Committee (3) Nomination and Corporate Governance Committee (4) Compensation Committee

Additions to the Board of Directors 2023

Ms. Laura T. Wand joined our Board of Directors in June 2023. Ms. Wand brings decades of experience as a corporate director and officer responsible for a global multibillion-dollar business portfolio. Her demonstrated ability to create and execute strategy in a technical/engineering business across complex organizational structures will fuel York Water's forward momentum.

In September 2023, **Mr. Douglas S. Brossman** joined the Board of Directors. Mr. Brossman's experience in management, strategic leadership and planning, environmental law, and engineering, combined with extensive public company experience and community involvement, will be of great benefit to York Water today and in the future.

Board of Director Retirees

Robert P. Newcomer, Director 2013-2023

On June 14, 2023, Robert P. Newcomer retired from the York Water Board of Directors after 10 years of service. Our company values the public utility, finance, and risk management knowledge he contributed in the Boardroom. It is with deep gratitude that Robert P. Newcomer has been elected Director Emeritus for The York Water Company, with full rights and privileges.

George Hay Kain, III, Director 1986-2023

The York Water Company honors George Hay Kain, III upon his retirement from the Board of Directors on August 27, 2023. Mr. Kain actively served York Water for nearly 37 years. During his directorship, he served seven board chairs and four Presidents and Chief Executive Officers with loyal and steadfast counsel. York Water benefited from George's historic knowledge of the Company and his deep appreciation for our community. To recognize his extraordinary commitment, George Hay Kain, III has been elected Director Emeritus for The York Water Company, with full rights and privileges.

Board of Directors

Kain Family Legacy at The York Water Company

   

John Demuth   **George Hay Kain**   **William H. Kain**   **George Hay Kain, III**

For 118 years, the Kain family was part of The York Water Company. This extraordinary legacy began in 1816 with one of the very first York Water Board of Directors, Mr. John Demuth. Director Demuth served from 1816-1826 when the foundations of this company were conceived and constructed. 89 years later, in 1915 his great grandson, George Hay Kain, joined the Board and began more than a century of continuous Board service by Kain family members.

George Hay Kain's tenure lasted from 1915-1958, serving both as Director and General Counsel. Mr. Kain's uncle, Edward Leber, was one of two architects associated with the design for The York Water Company's headquarters at 130 East Market Street.

In 1958, Mr. Kain's son, William H. Kain, joined the York Water Board of Directors. William H. Kain served in a variety of roles during his tenure at the Company including Vice President, President, and Chairman of the Board until May 1994. While serving as President, William H. Kain had the foresight to establish a 50-year lease with York County that would allow public use of The York Water Company's two reservoirs and surrounding green space for recreational purposes. This remarkable resource shared by The York Water Company through the Kain County Park is focused keenly on the importance of natural spaces to our public health and the environment. We continue to implement William H. Kain's intent through maintenance and enhancement of these facilities.

It is believed to have been William H. Kain's son, William H. Kain, III, who suggested the company phrase, "that good York water" when he was a young teenager attending a Board meeting with his father. When the Directors were struggling to coin a phrase, William III offered it, there were no objections, and it lives on today.

In 1986, George Hay Kain, III, joined the Board of Directors to continue the family legacy. George was an influential force in support of the restoration of the beautiful reception hall ceiling in 1995. George Hay Kain, III served on the Board until August 2023. Director Kain's departure from our Boardroom represents the end of more than a century of Kain family contributions to The York Water Company, our customers, and our community.

The York Water Company thanks the Kain family for their dedicated and significant service to our company. We are forever changed and forever grateful.

In Memoriam

The York Water Company lost two very influential leaders in 2023. Both Chloé R. Eichelberger and Cynthia A. Dotzel worked tirelessly as York Water Directors serving the Board, our community and our shareholders for over 38 years, collectively. We are a better organization because of their insight, leadership, and support. Both will be missed tremendously.

Chloé R. Eichelberger: Director 1995-2007 and Director Emeritus 2007-2023
The York Water Company honors the memory of Chloé R. Eichelberger for a life of outstanding service to her community and extraordinary contributions to The York Water Company. Chloé was an astute businesswoman, role model, mentor, and leader whose inspirational philanthropy, kindness, and compassion for others were her hallmark. Chloé unselfishly dedicated 28 years of service to The York Water Company with great excellence and success. She served as a Director of the Board from 1995 to 2007 and was universally respected as Director Emeritus from 2007 to 2023. Chloé R. Eichelberger passed away on December 2, 2023.

Cynthia A. Dotzel, CPA: Director 2009-2015 and 2019-2023
Cynthia A. Dotzel, CPA and founding partner in Dotzel & Company, Inc. retired from the York Water Board of Directors in July 2023 with 10 years of dedicated service. She served The York Water Company with distinction from January 2009 to November 2015 and again from January 2019 to July 2023. Cindy was The York Water Company's first female Board Chairperson after 206 years, contributing superior public finance and accounting knowledge, experience, wisdom, and personal sensitivity. Her steadfast leadership was instrumental in The York Water Company's ability to navigate the challenges and uncertainty of the second global pandemic in the Company's history. Cynthia A. Dotzel passed away on July 27, 2023.

Officers & Key Employees



Vernon L. Bracey
Vice President-
Customer Service



Alexandra C. Chiaruttini, Esq.
Chief Administrative
Officer and General
Counsel



Joseph T. Hand
President and Chief
Executive Officer



Matthew E. Poff, CPA
Chief Financial
Officer and Treasurer



Matthew J. Scarpato
Vice President-
Operations



Mark S. Snyder, P.E.
Vice President-
Engineering



Molly E. Houck
Investor Relations
and Administrative
Coordinator

York Water Employees Serving Our Community

The employees of The York Water Company are encouraged to give their time within the community where they live and where we serve. The leaders of York Water demonstrate the importance of this practice firsthand by not only serving industry-specific organizations, but also serving local schools, universities, and specialty non-profits.

- Central Pennsylvania Water Quality Association
- Farm and Natural Lands Trust
- Leg Up Farm
- The Lower Susquehanna River Water Resource Planning Committee
- Pappus House
- Penn State York Advisory Council
- Pennsylvania Environmental Council
- Susquehanna National Heritage Area
- York County Solid Waste Authority

- York County Community Foundation
- Appell Center for Performing Arts
- York County Industrial Development Authority
- The United Way of York County
- Logos Academy
- Crispus Attucks York Community Center
- Statewide Water Resources Advisory Committee
- Statewide Technical Advisory Committee
- Children's Home of York

Shareholder Information

Market Information

The common stock of The York Water Company is traded on the NASDAQ Global Select Market under the symbol YORW.

Shareholders of record (excluding individual participants in securities positions listings) as of December 31, 2023 numbered approximately 1,824.

Financial Reports and Investor Relations

The Company makes available free of charge, on or through its website (www.yorkwater.com), its annual report on Form 10-K, its quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission, or SEC. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements, and other information about SEC registrants, including the Company.

Shareholders may request, without charge, copies of the Company's financial reports. Such requests, as well as other investor relations inquiries, should be addressed to:

Molly E. Houck	The York Water Company	(717) 718-2942
Investor Relations and	130 East Market Street	(800) 750-5561
Administrative Coordinator	York, PA 17401	mollyh@yorkwater.com

In 2013, we initiated a share repurchase program to add value for our shareholders. The Board of Directors authorized the Company to repurchase up to 1,200,000 shares of the Company's common stock from time to time. No shares were repurchased this year. As of December 31, 2023, 618,004 shares remain available for repurchase.

We are only including a summary of our financial results in this annual report. Please refer to our annual SEC 10-K Report, which was delivered with this report, or can be downloaded from the investor relations section of our website at www.yorkwater.com for a more detailed review of our financial performance.

TRANSFER AGENT & REGISTRAR

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
(844) 317-3311 (toll free)
Internet:
http://shareholder.broadridge.com/YORW

INDEPENDENT AUDITORS

Baker Tilly US, LLP
Suite 200
221 West Philadelphia Street
York, PA 17401

STOCK EXCHANGE LISTING

The Company's common shares trade on the NASDAQ Global Select Market.

The trading symbol is **YORW**.



"That good York water"
SINCE 1816

IMPORTANT ANNUAL MEETING INFORMATION

Monday, May 6, 2024 @ 1:00 p.m.
Appell Center for the Performing Arts
50 North George Street
York, PA 17401

Doors will open at 11:30 a.m. and a boxed lunch will be provided beginning at 12:00 p.m. Reservation is required.
RSVP to Molly Houck at 717-718-2942 or mollyh@yorkwater.com.



The York Water Company
130 East Market Street
York, Pennsylvania 17401
717-845-3601
www.yorkwater.com



